October 6, 2017

Mr. Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 3233
Washington, D.C. 20549-6628

Re:     Premier, Inc.
Form 10-K for the fiscal year ended June 30, 2017
Filed August 23, 2017
File No. 001-36092

Dear Mr. Lee:
Set forth below is Premier, Inc.’s (the “Company”) response to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission received in a letter via email, dated September 26, 2017, relating to the Company’s Form 10-K for the year ended June 30, 2017 which was filed on August 23, 2017.

For ease of review, we have set forth below the comment in your letter in bold font and following is the Company’s response thereto.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2017

1.    We note that you restated your quarterly reports on Form 10-Q for the periods ended December 31, 2016 and March 31, 2017. The restatement involved a deferred tax liability and a corresponding deferred income tax expense incorrectly recorded. The incorrect entries related to a gain recognized from your acquisition of the remaining ownership interest in Innovatix. Please highlight the facts and circumstances that led to the error and provide us your analysis of the accounting treatment to correct the error. Within your response, please cite any relevant accounting literature relied upon that supports your analysis.

Response:

Prior to December 2, 2016 (the “Acquisition Date”), the Company, through its consolidated subsidiary Premier Supply Chain Improvement, Inc. (“PSCI”), held a 50% ownership interest in

Innovatix, LLC (“Innovatix”), which was accounted for under the equity method and classified as a partnership for tax purposes.

On December 2, 2016, the Company, through PSCI, acquired the remaining 50% ownership interest of Innovatix (the “Transaction”) for $270.0 million. Given Innovatix was treated as a partnership for tax purposes, upon the acquisition of the remaining 50% ownership interest in Innovatix, Innovatix no longer had at least two partners as PSCI became the sole member of the partnership, and thus the partnership was deemed terminated under Internal Revenue Code Section 708 (b)(1)(A). Accordingly, Innovatix became a single member limited liability company (“SMLLC”) disregarded from its sole member for federal income tax purposes as no election was filed to treat it as a corporation.

In the Company’s financial statements for the quarter ended December 31, 2016, the Company accounted for the Transaction following the guidance of Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”). Using the acquisition method of accounting for financial reporting purposes, all assets acquired (both tangible and intangible) and liabilities assumed are recognized at their fair value on the acquisition date. At the time of the acquisition of the remaining 50% equity interest, the Company exchanged its status as an owner in the investment in Innovatix for a controlling financial interest in all of the underlying assets and liabilities of the entity. Thus, the exchange warranted fair value recognition of all net assets over which control has been obtained, and required remeasurement through earnings of any previously held noncontrolling interest. As a result, the Company’s historical 50% investment in Innovatix was re-measured under ASC 805 to fair value, resulting in a one-time gain of $204.8 million. In addition to recording the $204.8 million gain attributable to the re-measurement to fair value of the historical 50% ownership interest in Innovatix, the Company originally recorded a deferred tax liability of $95.8 million and corresponding net deferred income tax expense of $95.8 million associated with the gain.

The facts and circumstances surrounding this accounting treatment arose from a misinterpretation of the guidance that resulted in a failure to appropriately account for the effect on income tax expense, deferred taxes and tax accounting in connection with purchase accounting associated with the 50% ownership interest that the Company held before acquiring the remaining 50% equity interest in Innovatix.
The guidance in ASC 740-30-25-7 (“ASC 740”) states that, in a business combination achieved in stages, an acquirer may not be required to report deferred taxes on outside basis differences once the acquirer obtains control of the acquiree. It requires a company to assess whether the excess of the reported amount of an investment (including undistributed earnings) in a domestic subsidiary for financial reporting purposes over the underlying tax basis is a taxable temporary difference. If the tax law provides a means by which the reported amount of an investment in the stock of a domestic subsidiary could be recovered in a tax-free transaction (e.g., a tax-free liquidation or a statutory merger) and the company expects that it ultimately will use that means to recover its investment, the outside basis difference would not be considered a taxable temporary difference because no taxes are expected to result when the temporary difference reverses.

Given that the original equity investment is first adjusted to fair value based upon the cash purchase of the remaining 50% of the investment, the deferred tax asset associated with the original investment that was adjusted is removed from the books, therefore the gain associated with the remeasurement will not result in a taxable amount in future years. Therefore, the Company reflected the gain as a permanent tax difference with an impact to the Company’s tax expense. The remeasurement gain was associated to an outside basis difference in a partnership. However, upon the purchase of the remaining 50% of the investment, the partnership is terminated and automatically becomes a SMLLC that is disregarded for income tax purposes and the outside basis gets assigned to the assets acquired and liabilities assumed, or the inside basis.

Pursuant to ASC 805-20-30-1, companies are required to assign the purchase price to the individual assets acquired, liabilities assumed and any non-controlling interests in the acquiree based on the acquisition-date fair values. For income tax purposes, amounts assigned to assets acquired and liabilities assumed may be different from amounts determined for financial reporting purposes. Any differences in assigned values for financial reporting and tax purposes result in temporary differences. To account for these differences, companies look to the guidance in ASC 805-740-25-2 and 25-3 which states the following,

An acquirer shall recognize a deferred tax asset or deferred tax liability arising from the assets acquired and liabilities assumed in a business combination and shall account for the potential tax effects of temporary differences, carryforwards, and any income tax uncertainties of an acquiree that exist at the acquisition date, or that arise as a result of the acquisition, in accordance with the ASC Subtopic 740-10 together with the incremental guidance provided in this Subtopic. As of the acquisition date, a deferred tax liability or asset shall be recognized for an acquired entity’s taxable or deductible temporary differences or operating loss or tax credit carryforwards except for differences relating to the portion of goodwill for which amortization is not deductible for tax purposes, leveraged leases, and the specific acquired temporary differences identified in paragraph 740-10-25-3(a). Taxable or deductible temporary differences arise from differences between the tax bases and the recognized values of assets acquired and liabilities assumed in a business combination.

The Company must determine whether or not the deferred tax consequences of an inside basis difference resulting from a previously held investment in an acquiree should be included in acquisition accounting. ASC 805-740-25-2 requires that “an acquirer recognize and measure deferred taxes arising from assets acquired and liabilities assumed, and the potential tax effects of temporary differences, carryforwards, and any income tax uncertainties of the acquiree that exist at the acquisition date or arise as a result of the acquisition in accordance with ASC 740.” Based on the above guidance, the Company believes that a change from holding a non-controlling equity investment in an entity to obtaining control of that entity is a significant change in the nature of and economic circumstances surrounding that investment. The acquirer exchanges its status as an owner of an investment in an entity for a controlling financial interest in all of the underlying assets and liabilities of that entity. Because the assets and liabilities that create the inside basis differences are not acquired and recognized until the acquirer obtains control of the acquiree, any deferred taxes arising from inside basis differences of assets acquired and liabilities assumed should be recognized in acquisition accounting (i.e., the deferred tax consequences of the assets acquired and liabilities assumed should be recognized in the same manner as the assets and liabilities themselves - in acquisition accounting).

The guidance in ASC 805 further states that goodwill arises in business combinations when the purchase price exceeds the assigned values of tangible and identifiable intangible assets acquired less liabilities assumed. Conceptually, the difference between the book basis and tax basis of goodwill constitutes a temporary difference. However, the requirements of ASC 805-740 and ASC 740 differ depending on whether goodwill can be amortized as a deduction for tax purposes. Both ASC 805-740-25-8 and ASC 805-740-25-9 and ASC 740-10-25-3(d) prohibit recognition of a deferred tax liability relating to temporary differences for goodwill whose amortization is not deductible for tax purposes.

Based on the above guidance, the Company determined the original accounting treatment reflected in the financial statements for the quarters ended December 31, 2016 and March 31, 2017 was not appropriate. Accordingly, the Company determined it necessary to adjust each of its Form 10-Qs for the quarters ended December 31, 2016 and March 31, 2017 to correct the effect on income tax expense, deferred taxes and purchase accounting associated with the 50% ownership interest that the Company held before acquiring the remaining 50% equity interest in Innovatix. The Company determined that a portion of the deferred tax liability and a portion of the deferred tax expense associated with the $204.8 million gain should not have been recorded. The Company also determined it should have recorded deferred tax liabilities of approximately $42.6 million associated with identified intangibles through purchase accounting. The Company appropriately did not record any deferred tax liabilities associated with goodwill pursuant to ASC 805-740-25-8 and ASC 805-740-25-9 and ASC 740-10-25-3(d)1 which prohibits the recognition of deferred tax liabilities relating to temporary differences for goodwill whose amortization is not deductible for tax purposes. Based on the Company’s determinations, the net effect of this adjustment increased goodwill, decreased deferred tax liabilities, decreased deferred tax assets and decreased income tax expense. Correspondingly, net income increased for each of the respective quarters.

The Company’s initial accounting treatment and corrected accounting treatment were fully disclosed in the Company’s filings with the SEC. Upon discovery of this matter, management, with the approval of the Audit and Compliance Committee of the Board of Directors of the Company, filed Form 8-K under Item 4.02 and promptly restated its initially filed Form 10-Q’s for the quarters ended December 31, 2016 and March 31, 2017. Management is implementing remediation efforts to strengthen and improve the processes and internal controls over financial reporting to ensure income taxes associated with complex and infrequent transactions are appropriately accounted for when initially recorded at the time of any such transaction.

If you have any further questions or require additional information, please do not hesitate to contact me directly via email at craig_mckasson@premierinc.com or via telephone at 704-816-6307.

Very truly yours,

/s/ CRAIG S. MCKASSON
Craig S. McKasson
Senior Vice President and Chief Financial Officer

1ASC 740-10-25-3(d) - “A prohibition on recognition of a deferred tax liability related to goodwill (or the portion thereof) for which amortization is not deductible for tax purposes (see paragraph 805-740-25-3).”